EXHIBIT 99.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                       CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEAR ENDED DECEMBER 31, 1998 and 1997


                            EXHIBIT 99.1 (Continued)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                               TABLE OF CONTENTS

                               December 31, 1998


LIST OF FINANCIAL STATEMENTS


 Report of Ernst & Young LLP, Independent Auditors

 Consolidated Balance Sheets as of December 31, 1998 and 1997

 Consolidated Statements of Operations for the Years Ended December 31,
      1998, 1997 and 1996

 Consolidated Statements of Changes in Partners' Deficit for the Years Ended
      December 31, 1998, 1997 and 1996

 Consolidated Statements of Cash Flows for the Years Ended December 31,
      1998, 1997 and 1996

 Notes to Consolidated Financial Statements


               Report of Ernst & Young LLP, Independent Auditors


The Partners
Consolidated Capital Equity Partners L.P.

We have audited the accompanying consolidated balance sheets of Consolidated Capital Equity Partners L.P. as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Capital Equity Partners L.P. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                            /s/ERNST & YOUNG LLP


Greenville, South Carolina
March 3, 1999





                            EXHIBIT 99.1 (Continued)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                    December 31,

                                                 1998           1997

Assets

    Cash and cash equivalents                 $   1,992      $   1,439

    Receivables and deposits                      1,282          1,241

    Restricted escrows                              759            798

    Other assets                                  1,262          1,550


Investment properties (Notes E & H):

      Land                                        9,237         10,217

      Buildings and related personal property    95,236         97,598



                                                104,473        107,815

      Less accumulated depreciation             (77,251)       (75,746)

                                                 27,222         32,069


                                              $  32,517      $  37,097


Liabilities and Partners' Deficit

Liabilities

    Accounts payable                          $     353      $     426

    Tenant security deposit liabilities             573            620

    Accrued property taxes                          245            116

    Other liabilities                               590            513

    Mortgage notes (Note E)                      22,855         23,133

    Master loan and interest payable            318,688        289,783

                                                343,304        314,591

Partners' Deficit

    General Partner                              (3,108)        (2,775)

    Limited Partners                           (307,679)      (274,719)

                                               (310,787)      (277,494)

                                              $  32,517      $  37,097


          See Accompanying Notes to Consolidated Financial Statements







                            EXHIBIT 99.1 (Continued)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)


                                                  Years Ended December 31,

                                                 1998        1997       1996

Revenues:

    Rental income                             $ 19,687    $ 18,889    $ 18,654

    Other income                                 1,580       1,310       1,336

    Gain on sale of property                       425          --         907

     Total revenues                             21,692      20,199      20,897


Expenses:

    Operating                                    9,735      10,940      11,016

    General and administrative                     692         842         965

    Depreciation                                 5,279       5,191       5,257

    Interest                                    38,009      34,512      31,323

    Property taxes                               1,243       1,271       1,299

    Total expenses                              54,958      52,756      49,860


     Net loss                                 $(33,266)   $(32,557)   $(28,963)


Net loss allocated to general partner (1%)    $   (333)   $   (326)   $   (290)

Net loss allocated to limited partners (99%)   (32,933)    (32,231)    (28,673)


                                              $(33,266)   $(32,557)   $(28,963)


          See Accompanying Notes to Consolidated Financial Statements





                            EXHIBIT 99.1 (Continued)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
                                 (in thousands)



                                     General     Limited

                                     Partner     Partners       Total


Partners' deficit at

   December 31, 1995                $(2,159)    $(213,815)   $(215,974)

Net loss for the year ended

   December 31, 1996                   (290)      (28,673)     (28,963)

Partners' deficit at

   December 31, 1996                 (2,449)     (242,488)    (244,937)

Net loss for the year ended

    December 31, 1997                  (326)      (32,231)     (32,557)


Partners' deficit at

    December 31, 1997                (2,775)     (274,719)    (277,494)


Distributions                            --           (27)         (27)


Net loss for the year ended

    December 31, 1998                  (333)      (32,933)     (33,266)


Partners' deficit at

    December 31, 1998               $(3,108)    $(307,679)   $(310,787)


          See Accompanying Notes to Consolidated Financial Statements




                            EXHIBIT 99.1 (Continued)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                     Years Ended December 31,

                                                    1998       1997       1996

Cash flows from operating activities:

Net loss                                         $(33,266)  $(32,557)  $(28,963)

Adjustments to reconcile net loss to net

 cash provided by operating activities:

 Loss on disposal of property                          28         13         --

 Depreciation and amortization                      5,500      5,414      5,450

 Gain on sale of property                            (425)        --       (907)

 Change in accounts:

     Receivables and deposits                         (41)       398       (332)

     Other assets                                      27       (124)       333

     Accounts payable                                 (73)      (372)      (735)

     Tenant security deposit liabilities              (16)         9         22

     Accrued property taxes                           139       (198)         3

     Other liabilities                                  7        151       (252)

     Accrued interest on Master Loan               31,592     30,752     29,523


       Net cash provided by operating activities    3,472      3,486      4,142


Cash flows from investing activities:

 Property improvements and replacements            (2,015)    (2,425)    (3,963)

 Lease commissions paid                               (57)      (176)      (133)

 Proceeds from sale of investment property          2,106         --      1,882

 Net withdrawals from restricted escrows               39        622      1,678

 Distributions from investments in limited

   partnerships                                        --        336        124


       Net cash provided by (used in)

           investing activities                        73     (1,643)      (412)


Cash flows from financing activities:

 Advances on Master Loan                               --         --        367

 Principal payments on Master Loan                 (2,687)    (2,105)    (2,243)

 Principal payments on notes payable                 (278)      (260)      (283)

 Distributions to partners                            (27)        --         --

 Loan costs paid                                       --         --         (1)

 Repayment of note payable                             --         --     (1,295)


        Net cash used in financing activities      (2,992)    (2,365)    (3,455)


Net increase (decrease) in cash and

     cash equivalents                                 553       (522)       275


Cash and cash equivalents at beginning of year      1,439      1,961      1,686

Cash and cash equivalents at end of year         $  1,992   $  1,439   $  1,961

Supplemental disclosure of cash flow

  information:

  Cash paid for interest                         $  6,341   $  3,682   $  1,664


          See Accompanying Notes to Consolidated Financial Statements



                            EXHIBIT 99.1 (Continued)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1998



NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Consolidated Capital Equity Partners ("EP"), a California general partnership, was formed on June 24, 1981, to engage in the business of acquiring, operating and holding equity investments in income-producing real properties. The operations of EP were financed substantially through nonrecourse notes (the "Master Loan") from Consolidated Capital Institutional Properties ("CCIP"), a California limited partnership. These notes are secured by the real properties owned by EP. The General Partner of CCIP is ConCap Equities, Inc. ("CEI"), a Delaware corporation. In November 1990, EP's general partners executed a new partnership agreement (the "New Partnership Agreement") in conjunction with the bankruptcy settlement discussed below whereby EP converted from a general partnership to a California limited partnership, Consolidated Capital Equity Partners L.P. ("CCEP" or the "Partnership"). Pursuant to the New Partnership Agreement, ConCap Holding, Inc. ("CHI"), a Texas corporation, a wholly-owned subsidiary of CEI, became the General Partner of CCEP, and the former General Partners of EP became Limited Partners of CCEP.
CHI has full discretion with respect to conducting CCEP's business, including managing CCEP's properties and initiating and approving capital expenditures and asset dispositions and refinancings. All of CEI's outstanding stock was owned by Insignia Properties Trust ("IPT"). Effective February 26, 1999, IPT was merged into Apartment Investment and Management Company ("AIMCO"). Hence, CEI is now a wholly-owned subsidiary of AIMCO (See "Note B" - Transfer of Control). The Partnership Agreement provides that the Partnership is to terminate on December 31, 2011 unless terminated prior to such date.

Principles of Consolidation: CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

Allocation of Profits, Gains and Losses: Pursuant to the Partnership Agreement, net income and net losses for both financial and tax reporting purposes are allocated 99% to the Limited Partners and 1% to the General Partner.

Cash and Cash Equivalents: Includes cash on hand and in banks, money market accounts and certificates of deposit with original maturities less than 90 days. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Tenant Security Deposits: The Partnership requires security deposits from lessees for the duration of the lease and such deposits totaling $575,000 (1998) and $611,000 (1997) are included in receivables and deposits. Deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

Restricted Escrows:

     Replacement Reserve Account: At the time of the December 15, 1995 refinancing of several of the properties, approximately $375,000 of the proceeds were designated for a Replacement Reserve Fund for certain capital replacements (as defined in the Replacement Reserve Agreement) at Plantation Gardens, Palm Lake, Society Park East, The Knolls, Indian Creek Village and Tates Creek Village. At December 31, 1998 and 1997, the balance in the Replacement Reserve Fund was approximately $759,000 and $798,000, respectively.

     Repair Escrow Account: In addition to the Replacement Reserve Account, approximately $2,456,000 of the refinancing proceeds were designated for a Repair Escrow to cover necessary repairs and replacements to be completed at Plantation Gardens, Palm Lake, Society Park East, The Knolls, Indian Creek Village and Tates Creek Village within one year of closing. As of December 31, 1997, substantially all of these repairs and replacements had been completed and any excess funds have been transferred into the Replacement Reserve Account.

Escrows for Taxes: These funds totaling $517,000 (1998) and $399,000 (1997), held by the Partnership and the mortgage holder, are designated for the payment of real estate taxes and are included in receivables and deposits.

Depreciation: Depreciation is provided by the straight-line method over the estimated lives of the apartment properties and related personal property. For Federal income tax purposes, the accelerated cost recovery method is used (1) for real property over 15 years for additions prior to March 16, 1984, 18 years for additions after March 15, 1984, and before May 9, 1985, and 19 years for additions after May 8, 1985, and before January 1, 1987, and (2) for personal property over 5 years for additions prior to January 1, 1987. As a result of the Tax Reform Act of 1986, for additions after December 31, 1986, the modified accelerated cost recovery method is used for depreciation of (1) real property additions over 27 1/2 years and (2) personal property additions over 7 years.

Loan Costs: Loan costs of approximately $781,000 (1998 and 1997), less accumulated amortization of approximately $240,000 (1998) and $163,000 (1997), are included in other assets and are being amortized on a straight-line basis over the life of the loans.

Advertising: The Partnership expenses the costs of advertising as incurred. Advertising costs were approximately $382,000, $394,000 and $351,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Investment Properties: Investment properties consist of eleven (11) apartment complexes and one (1) commercial building and are stated at cost. Acquisition fees are capitalized as a cost of real estate. In accordance with Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Costs of properties that have been permanently impaired have been written down to appraised value. No adjustments for the impairment of value were recorded in the years ended December 31, 1998 or 1997.

Leases: CCEP leases certain commercial space to tenants under various lease terms. The leases are accounted for as operating leases in accordance with SFAS Statement No. 13, "Accounting for Leases". Some of the leases contain stated rental increases during their term. For leases with fixed rental increases, rents are recognized on a straight-line basis over the terms of the lease. For all other leases, minimum rents are recognized over the terms of the leases.

The Partnership generally leases apartment units for twelve-month terms or less. The Partnership recognizes income as earned on these leases. In addition, the General Partner's policy is to offer rental concessions during particularly slow months or in response to heavy competition from other similar complexes in the area. Concessions are charged against rental income as incurred.

Lease Commissions: Lease commissions are capitalized and amortized using the straight-line method over the life of the applicable lease. At December 31, 1998 and 1997, lease commissions totaled approximately $784,000 and $860,000, respectively, with accumulated amortization of approximately $463,000 and $383,000, respectively. Lease commissions are included in other assets.

Income Taxes: No provision has been made in the financial statements for Federal income taxes because, under current law, no Federal income taxes are paid directly by CCEP. The Partners are responsible for their respective shares of CCEP's net income or loss. CCEP reports certain transactions differently for tax than for financial statement purposes.

The tax basis of CCEP's assets and liabilities is approximately $231,040,000 greater than the assets and liabilities as reported in the financial statements at December 31, 1998.

Fair Value of Financial Instruments: Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments", as amended by SFAS No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Fair value is defined in the SFAS as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long term debt, after discounting the scheduled loan payments to maturity, approximates its carrying balance.

Reclassification: Certain reclassifications have been made to the 1996 and 1997 information to conform to the 1998 presentation.

NOTE B - TRANSFER OF CONTROL

Pursuant to a series of transactions which closed on October 1, 1998 and February 26, 1999, Insignia Financial Group, Inc. and Insignia Properties Trust merged into Apartment Investment and Management Company, a publicly traded real estate investment trust, with AIMCO being the surviving corporation (the "Insignia Merger"). As a result, AIMCO ultimately acquired a 100% ownership interest in Insignia Properties Trust ("IPT"), the entity which controls the General Partner. The General Partner does not believe that this transaction will have a material effect on the affairs and operations of the Partnership.

NOTE C - GAIN ON SALE OF PROPERTIES

On April 16, 1998, CCEP sold Northlake Quadrangle to an unrelated third party for a contract price of $2,325,000. The Partnership received net proceeds of approximately $2,106,000 after payment of closing costs. The proceeds were remitted to CCIP to pay down the Master Loan, as required by the Master Loan Agreement.

On September 13, 1996, CCEP sold Lakeview Office Tower to an unrelated third party for a contract price of $2,060,000. The Partnership received net proceeds of approximately $1,882,000 after payment of closing costs. A portion of the net proceeds were used to retire a mortgage note payable on the property in the amount of approximately $1,295,000. The remaining proceeds of approximately $587,000 were remitted to CCIP to pay down the Master Loan.

NOTE D - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at December 31, 1998 and December 31, 1997, are approximately $318,700,000 and $289,800,000, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan, interest accrues at a fluctuating rate per annum, adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product, subject to an interest rate ceiling of 12.5%. The interest rates for each of the years ended December 31, 1998, 1997 and 1996 was 12.5%. Payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

During the year ended December 31, 1998, CCEP paid approximately $2,687,000 as principal payments on the Master Loan. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $285,000. Approximately $296,000 was due to an "Excess Cash Flow" payment paid to CCIP as stipulated by the Master Loan. Approximately $2,106,000 was paid due to the sale of Northlake Quadrangle. Such proceeds are required to be transferred to CCIP as per the Master Loan Agreement, as mentioned above.

During the years ended December 31, 1998 and 1997, there were no advances on the Master Loan. CCIP advanced approximately $367,000 to CCEP as an advance on the Master Loan during 1996 to pay for deferred maintenance and capital improvements and to pay off certain third party mortgages.

NOTE E - MORTGAGE NOTES PAYABLE

The principle terms of mortgage notes payable are as follows:


                       Principal     Monthly                        Principal

                       Balance At    Payment    Stated               Balance

                      December 31,  Including  Interest  Maturity    Due At

Property                  1998      Interest     Rate      Date     Maturity

                           (in thousands)                        (in thousands)

Indian Creek Village

 1st Mortgage           $ 4,545      $ 31        6.95%   12/01/05   $ 4,036

The Knolls

 1st Mortgage             5,246        36        6.95%   12/01/05     4,659

Palm Lake

 1st Mortgage             1,692        12        6.95%   12/01/05     1,503

Plantation Gardens

1st Mortgage              6,866        47        6.95%   12/01/05     6,097

Society Park East

 1st Mortgage             1,992        14        6.95%   12/01/05     1,769

Tates Creek Village

1st Mortgage              2,514        17        6.95%   12/01/05     2,233


Totals                  $22,855                                     $20,297


The mortgage notes payable are non-recourse and are secured by pledge of the respective apartment properties and by pledge of revenues from the respective apartment properties. The mortgage notes are superior to the Master Loan. Prepayment penalties are required if repaid prior to maturity. Further the properties may not be sold subject to existing indebtedness. The estimated fair value of the Partnership's mortgage notes payable is approximately $22,855,000. This estimate is not necessarily indicative of the amounts the Partnership may pay in actual market transactions.

Summary of Maturities

Principal payments on notes payable are due as follows (in thousands):


  Years Ending December 31,

         1999                             $    298

         2000                                  320

         2001                                  343

         2002                                  367

         2003                                  394

       Thereafter                           21,133

                                          $ 22,855


NOTE F - RELATED PARTY TRANSACTIONS

The Partnership has no employees and is dependent on the General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for (i) certain payments to affiliates for services and (ii) reimbursement of certain expenses incurred by affiliates for services. The following payments were made to the General Partner and affiliates during the years ended December 31, 1998, 1997 and 1996:


                                                  1998        1997       1996

                                                         (in thousands)


 Property management fees (included in

   operating expenses)                           $1,042      $1,032    $1,000

 Investment advisory fees (included in              174         182       182

  general and administrative expense)

 Reimbursement for services of affiliates

  (included in operating, general and

  administrative expenses and

  investment properties)                            346         565       606


Included in "Reimbursements for services of affiliates" for 1998, 1997, and 1996 is approximately $28,000, $78,000, and $150,000, respectively, in reimbursements for construction oversight costs and approximately $16,000, $139,000, and $69,000 respectively, in lease commissions.

During the years ended December 31, 1998, 1997, and 1996 affiliates of the General Partner were entitled to receive 5% of gross receipts from all of the Partnership's residential properties for providing property management services. The Partnership paid to such affiliates $945,000, $906,000, and $881,000 for the years ended December 31, 1998, 1997 and 1996, respectively. For the nine months ended September 30, 1998 and the years ended December 31, 1997 and 1996, affiliates of the General Partner were entitled to receive varying percentages of gross receipts from all of the Partnership's commercial properties for providing property management services. The Partnership paid to such affiliates $97,000, $126,000 and $119,000 for the nine months ended September 30, 1998 and for the years ended December 31, 1997 and 1996, respectively. Effective October 1, 1998 (the effective date of the Insignia Merger), these services for the commercial properties were provided by an unrelated party.

The Partnership is also subject to an Investment Advisory Agreement between the Partnership and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP's properties. The Partnership paid to such affiliates $174,000, $182,000, and $182,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

An affiliate of the General Partner received reimbursement of accountable administrative expenses amounting to approximately $346,000, $565,000 and $606,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

In conjunction with the sale of Northlake Quadrangle in 1998 the General Partner was entitled to a fee of $102,000 in compensation for its role in the sale.
Such amount is included in other liabilities at December 31, 1998.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties ("CCIP") pursuant to the Master Loan Agreement (the "Master Loan"). Such interest payments totaled approximately $4,742,000 and $2,064,000 for the years ended December 31, 1998 and 1997, respectively. There were no interest payments during 1996. Advances of approximately $367,000 were made under the Master Loan Agreement during the year ended December 31, 1996. There were no advances during 1997 or 1998. During the year ended December 31, 1998, CCEP paid approximately $2,687,000 to CCIP as principal payments on the Master Loan. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $285,000. Approximately $296,000 was due to excess cash flow payments paid to CCIP as stipulated by the Master Loan Agreement. Approximately $2,106,000 received was due to the sale of Northlake Quadrangle. Such proceeds are required to be transferred to the Partnership per the Master Loan Agreement.

During the year ended December 31, 1997, CCEP paid approximately $2,105,000 to CCIP as principal payments on the Master Loan. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $462,000. Approximately $643,000 was due to excess cash flow payments paid to CCIP as stipulated by the Master Loan Agreement. CCEP also paid an additional $1,000,000 to CCIP as principal payment on the Master Loan.

During the year ended December 31, 1996, CCEP paid approximately $2,243,000 to CCIP as principal payments on the Master Loan. Approximately $101,000 was due to the return of a real estate tax escrow set up at the time of the December 1995 financing of a certain CCEP investment property. This escrow was held until CCEP was able to provide proof of payment to the mortgage holder. In September 1996, Lakeview Office Towers was sold and approximately $587,000 was paid to CCIP to pay down the Master Loan. Also, approximately $124,000 of distributions received from three affiliated partnerships and approximately $1,431,000 of excess cash flow was paid to CCIP to reduce the Master Loan obligation.

For the period January 1, 1996 to August 31, 1997, the Partnership insured its properties under a master policy through an agency affiliated with the General Partner. However, the insurer was unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the General Partner which receives payments on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations was not significant.

NOTE G - REVENUES

Rental income on the commercial property leases is recognized on a straight-line basis over the life of the applicable leases. Minimum future rental income for the commercial properties subject to noncancellable operating leases is as follows (in thousands):


    YEAR ENDING

   DECEMBER 31,

       1999              $1,791

       2000               1,201

       2001               1,043

       2002                 902

       2003                 673

    Thereafter              611

                         $6,221


There is no assurance that this rental income will continue at the same level when the current leases expire.

NOTE H - REAL ESTATE AND ACCUMULATED DEPRECIATION

The investment properties owned by the Partnership consist of the following (dollar amounts in thousands):


                                 Building

                                & Related

                                 Personal            Accumulated   Depreciable

Description             Land     Property   Total   Depreciation   Life-Years


444 De Haro           $   947    $13,049   $ 13,996   $10,471        3-18

Indian Creek Village    1,041      8,747      9,788     6,826        5-18

The Knolls                647      7,295      7,942     5,690        5-18

Palm Lake                 272      4,513      4,785     3,714        5-18

Plantation Gardens      1,958     13,247     15,205    11,194        5-18

Regency Oaks              521     10,459     10,980     8,390        5-18

Magnolia Trace            892      5,792      6,684     4,868        5-18

Shirewood Townhomes       494      6,147      6,641     5,043        5-18

Silverado                 628      4,725      5,353     4,120        5-18

Society Park              966      8,550      9,516     7,203        5-18

Society Park East         489      5,362      5,851     3,956        5-18

Tates Creek Village       382      7,350      7,732     5,776        5-18



Total                 $ 9,237    $95,236   $104,473   $77,251


NOTE I - YEAR 2000 (UNAUDITED)

Year 2000 Compliance

General Description of the Year 2000 Issue and the Nature and Effects of the Year 2000 on Information Technology (IT) and Non-IT Systems

The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. The Partnership is dependent upon the General Partner and its affiliates for management and administrative services ("Managing Agent"). Any of the computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Over the past two years, the Managing Agent has determined that it will be required to modify or replace significant portions of its software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. The Managing Agent presently believes that with modifications or replacements of existing software and certain hardware, the Year 2000 issue can be mitigated. However, if such modifications and replacements are not made or not completed in time, the Year 2000 issue could have a material impact on the operations of the Partnership.

The Managing Agent's plan to resolve Year 2000 issues involves four Phases: assessment, remediation, testing, and implementation. To date, the Managing Agent has fully completed its assessment of all the information systems that could be significantly affected by the Year 2000, and has begun the remediation, testing and implementation phases on both hardware and software systems. Assessments are continuing in regards to embedded systems. The status of each is detailed below.

Status of Progress in Becoming Year 2000 Compliant, Including Timetable for Completion of Each Remaining Phase

Computer Hardware:

During 1997 and 1998, the Managing Agent identified all of the computer systems at risk and formulated a plan to repair or replace each of the affected systems. In August 1998, the mainframe system used by the Managing Agent became fully functional. In addition to the mainframe, PC-based network servers and routers and desktop PCs were analyzed for compliance. The Managing Agent has begun to replace each of the non-compliant network connections and desktop PCs and, as of December 31, 1998, had completed approximately 75% of this effort.

The total cost to the Managing Agent to replace the PC-based network servers, routers and desktop PCs is expected to be approximately $1.5 million of which $1.3 million has been incurred to date. The remaining network connections and desktop PCs are expected to be upgraded to Year 2000 compliant systems by March 31, 1999.

Computer software:

The Managing Agent utilizes a combination of off-the-shelf, commercially available software programs as well as custom-written programs that are designed to fit specific needs. Both of these types of programs were studied, and implementation plans written and executed with the intent of repairing or replacing any non-compliant software programs.

During 1998, the Managing Agent began converting the existing property management and rent collection systems to its management properties Year 2000 compliant systems. The estimated additional costs to convert such systems at all properties, is $200,000, and the implementation and the testing process is expected to be completed by March 31, 1999.

The final software area is the office software and server operating systems.
The Managing Agent has upgraded all non-compliant office software systems on each PC and has upgraded 80% of the server operating systems. The remaining server operating systems are planned to be upgraded to be Year 2000 compliant by March 31, 1999.

Operating Equipment:

The Managing Agent has operating equipment, primarily at the property sites, which needed to be evaluated for Year 2000 compliance. In September 1997, the Managing Agent began taking a census and inventory of embedded systems (including those devices that use time to control systems and machines at specific properties, for example elevators, heating, ventilating, and air conditioning systems, security and alarm systems, etc.).

The Managing Agent has chosen to focus its attention mainly upon security systems, elevators, heating, ventilating and air conditioning systems, telephone systems and switches, and sprinkler systems. While this area is the most difficult to fully research adequately, management has not yet found any major non-compliance issues that put the Managing Agent at risk financially or operationally. The Managing Agent intends to have a third-party conduct an audit of these systems and report their findings by March 31, 1999.

Any of the above operating equipment that has been found to be non-compliant to date has been replaced or repaired. To date, these have consisted only of security systems and phone systems. As of December 31, 1998 the Managing Agent has evaluated approximately 86% of the operating equipment for the Year 2000 compliance.

The total cost incurred for all properties managed by the Managing Agent as of December 31, 1998 to replace or repair the operating equipment was approximately $400,000. The Managing Agent estimates the cost to replace or repair any remaining operating equipment is approximately $325,000, which is expected to be completed by April 30, 1999.

The Managing Agent continues to have "awareness campaigns" throughout the organization designed to raise awareness and report any possible compliance issues regarding operating equipment within our enterprise.

Nature and Level of Importance of Third Parties and Their Exposure to the Year 2000

The Managing Agent continues to conduct surveys of its banking and other vendor relationships to assess risks regarding their Year 2000 readiness. The Managing Agent has banking relationships with three major financial institutions, all of which have indicated their compliance efforts will be complete before May 1999. The Managing Agent has updated data transmission standards with two of the three financial institutions. The Managing Agent's contingency plan in this regard is to move accounts from any institution that cannot be certified Year 2000 compliant by June 1, 1999.

The Partnership does not rely heavily on any single vendor for goods and services, and does not have significant suppliers and subcontractors who share information systems (external agent). To date the Partnership is not aware of any external agent with a Year 2000 compliance issue that would materially impact the Partnership's results of operations, liquidity, or capital resources. However, the Partnership has no means of ensuring that external agents will be Year 2000 compliant.

The Managing Agent does not believe that the inability of external agents to complete their Year 2000 remediation process in a timely manner will have a material impact on the financial position or results of operations of the Partnership. However, the effect of non-compliance by external agents is not readily determinable.

Costs to Address Year 2000

The total cost of the Year 2000 project to the Managing Agent is estimated at $3.5 million and is being funded from operating cash flows. To date, the Managing Agent has incurred approximately $2.8 million ($0.6 million expensed and $2.2 million capitalized for new systems and equipment) related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $0.5 million is attributable to the purchase of new software and operating equipment, which will be capitalized. The remaining $0.2 million relates to repair of hardware and software and will be expensed as incurred. The Partnership's portion of these costs are not material.

Risks Associated with the Year 2000

The Managing Agent believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Managing Agent has not yet completed all necessary phases of the Year 2000 program. In the event that the Managing Agent does not complete any additional phases, certain worst case scenarios could occur. The worst case scenarios could include elevators, security and heating, ventilating and air conditioning systems that read incorrect dates and operate with incorrect schedules (e.g., elevators will operate on Monday as if it were Sunday). Although such a change would be annoying to residents, it is not business critical.

In addition, disruptions in the economy generally resulting from Year 2000 issues could also adversely affect the Partnership. The Partnership could be subject to litigation for, among other things, computer system failures, equipment shutdowns or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

Contingency Plans Associated with the Year 2000

The Managing Agent has contingency plans for certain critical applications and is working on such plans for others. These contingency plans involve, among other actions, manual workarounds and selecting new relationships for such activities as banking relationships and elevator operating systems.

NOTE J - LEGAL PROCEEDINGS

In January 1998, a limited partner of the Partnership commenced an arbitration proceeding against the General Partner claiming that the General Partner had breached certain contractual and fiduciary duties allegedly owed to the claimant. The General Partner believes the claim to be without merit and intends to vigorously defend the claim. The General Partner is unable to determine the costs associated with this claim at this time.

In March 1998, several putative unit holders of limited partnership units of the Partnership commenced an action entitled ROSALIE NUANES, ET AL. V. INSIGNIA FINANCIAL GROUP, INC., ET AL. in the Superior Court of the State of California for the County of San Mateo. The plaintiffs named as defendants, among others, the Partnership, the General Partner and several of their affiliated partnerships and corporate entities. The complaint purports to assert claims on behalf of a class of limited partners and derivatively on behalf of a number of limited partnerships (including the Partnership) which are named as nominal defendants, challenging the acquisition by Insignia and entities which were, at the time, affiliates of Insignia ("Insignia Affiliates") of interests in certain general partner entities, past tender offers by Insignia Affiliates to acquire limited partnership units, the management of partnerships by Insignia Affiliates as well as a recently announced agreement between Insignia and AIMCO. The complaint seeks monetary damages and equitable relief, including judicial dissolution of the Partnership. On June 25, 1998, the General Partner filed a motion seeking dismissal of the action. In lieu of responding to the motion, the plaintiffs have filed an amended complaint. The General Partner has filed demurrers to the amended complaint which were heard during February 1999. No ruling on such demurrers has been received. The General Partner does not anticipate that costs associated with this case, if any, to be material to the Partnership's overall operations.

On July 30, 1998 certain entities claiming to own limited partnership interests in certain limited partnerships whose general partners were, at the time, affiliates of Insignia filed a complaint entitled EVEREST PROPERTIES, LLC. V. INSIGNIA FINANCIAL GROUP, INC., ET AL. in the Superior Court of the State of California, County of Los Angeles. The action involves 44 real estate limited partnerships (including the Partnership) in which the plaintiffs allegedly own interests and which Insignia Affiliates allegedly manage or control (the "Subject Partnerships"). This case was settled on March 3, 1999. The Partnership is responsible for a portion of the settlement costs. The expense will not have a material effect on the Partnership's operations.

The Partnership is unaware of any other pending or outstanding litigation that is not of a routine nature arising in the ordinary course of business.